Exhibit 99.1

CEP Investors XII LLC
(A Delaware limited liability company)
Financial Statements
December 4, 2012 (unaudited) and December 31, 2011

Report of Independent Auditors

To the Members of
CEP Investors XII LLC

In our opinion, the statements of operations, members’ capital, and cash flows present fairly, in all material respects, the results of operations and cash flows of CEP Investors XII LLC (the “Company”) for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois

March 8, 2012

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) BALANCE SHEET AS OF DECEMBER 4, 2012 (UNAUDITED)
December 4, 2012
ASSETS	(Unaudited)
Investments in real estate
Land	$21,983,762
Building and building improvements	42,683,160
Tenant improvements	2,333,647
Total investments in real estate	67,000,569
Less: Accumulated depreciation	(9,319,127)
Net investments in real estate	57,681,442
Cash and cash equivalents	849,743
Restricted cash	285,931
Tenant accounts receivable	48,050
Deferred charges, net	1,352,487
Acquired above-market leases, net	—
Deferred rent receivable	1,413,393
Prepaid expenses and other assets	136,995
TOTAL ASSETS	$61,768,041
LIABILITIES AND MEMBERS' CAPITAL
Mortgage note	$54,130,121
Accounts payable and other accrued expenses	941,666
Security deposits	540,469
Prepaid rents	46,711
Acquired below-market leases, net	155,591
Other liabilities	91,339
TOTAL LIABILITIES	55,905,897
Commitments and contingencies (Note 6)	—
Members' capital	5,862,144
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$61,768,041

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) STATEMENTS OF OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDED DECEMBER 31, 2011
	January 1, 2012 through December 4, 2012	Year ended December 31, 2011
	(Unaudited)
Revenues
Rental	$7,785,259	$7,891,340
Tenant reimbursements	492,375	378,497
Total revenues	8,277,634	8,269,837
Operating expenses
Real estate taxes	881,404	724,282
Property operating	2,880,525	2,941,631
General and administrative	309,166	349,630
Depreciation and amortization	1,828,462	2,735,600
Total operating expenses	5,899,557	6,751,143
Operating income	2,378,077	1,518,694
Other income (expenses)
Interest expense	(2,847,246)	(3,148,731)
Other income	32,093	26,883
Total other income (expenses)	(2,815,153)	(3,121,848)
Net loss	$(437,076)	$(1,603,154)

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) STATEMENTS OF MEMBERS' CAPITAL FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEARS ENDED DECEMBER 31, 2011
	ELPF/111 Sutter Holdings, LLC	EPI Investor XII LLC	Total
Members' capital, at January 1, 2011	7,797,746	104,628	7,902,374
Net loss	(1,603,154)	—	(1,603,154)
Members' capital, at December 31, 2011	6,194,592	104,628	6,299,220
Net loss (unaudited)	(437,076)	—	(437,076)
Members' capital, at December 4, 2012 (unaudited)	$5,757,516	$104,628	$5,862,144

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDED DECEMBER 31, 2011
	January 1 through December 4,	Year ended December 31,
	2012	2011
	(Unaudited)
Cash flows from operating activities
Net loss	$(437,076)	$(1,603,154)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	1,428,913	1,408,717
Amortization of leasing commissions	399,548	318,211
Amortization of acquired in-place leases	—	1,008,672
Amortization of above and below market leases	(5,102)	473,842
Amortization of financing fees	52,619	57,403
Deferred rent receivable	(82,093)	43,681
Accretion of asset retirement obligation	6,844	6,331
Net changes in assets and liabilities
Tenant accounts receivable	(7,671)	(7,246)
Prepaid expenses and other assets	(44,097)	6,529
Accounts payable and other accrued expenses and security deposits	351,483	282,928
Prepaid rents	(284,128)	133,714
Net cash provided by operating activities	1,379,240	2,129,628
Cash flows from investing activities
Additions to real estate investments	(498,792)	(517,727)
Restricted cash	74,830	(360,761)
Leasing costs	(623,921)	(681,099)
Net cash used in investing activities	(1,047,883)	(1,559,587)
Cash flows from financing activities
Principal payment of mortgage note	(739,029)	(764,343)
Net cash used in financing activities	(739,029)	(764,343)
Net (decrease) increase in cash and cash equivalents	(407,672)	(194,302)
Cash and cash equivalents
Beginning of year	1,257,415	1,451,717
End of year	$849,743	$1,257,415
Supplemental disclosure of cash flow information
Interest paid	$2,786,932	$3,084,997
Supplemental disclosure of noncash investing activities
Additions to real estate investments included in accounts payable and other accrued expenses	$223,733	$30,188

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED) AND
DECEMBER 31, 2011 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH
DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDING DECEMBER 31, 2011

1.     Organization

CEP Investors XII LLC, a Delaware limited liability company (the “Company”) was formed on January 29, 1999, for the purpose of acquiring, managing, owning, leasing, and renovating a 22-story office building located at 111 Sutter Street, San Francisco, California (the “Property”). The members, EPI Investors XII LLC, a California limited liability company (“EPI”), and CFSC Capital Corp. LW, a Delaware corporation (“CFSC”), held 1.88% and 98.12% interests, respectively.

On March 29, 2005, EPI and ELPF/111 Sutter Holdings, LLC, a Delaware limited liability company which is owned by Jones Lang LaSalle Income Property Trust, Inc. (formerly known as Excelsior LaSalle Property Fund, Inc. and referred to as “JLLIPT”), entered into a purchase agreement with CFSC to acquire 100% of CFSC’s interest in the Company. JLLIPT and EPI paid $24,645,510 and $2,975,046, respectively, and the Company paid $4,083,174 to CFSC resulting in a 100% acquisition of CFSC’s interest.

Simultaneously, the limited liability company agreement was amended and restated with EPI and JLLIPT as the members of the Company with 20% and 80% membership interests, respectively. EPI remained as the managing member.

At the close of business on December 4, 2012, JLLIPT acquired EPI's 20% interest in the Company. The purchase price for the 20% interest was $22,000,000 (unaudited) plus the assumption of the mortgage note.
The Company will remain in existence until terminated by written approval of the member, the sale or disposition of all assets, or judicial dissolution.

Member contributions, profits, losses, and cash distributions are allocated among the members in accordance with the LLC agreement.

For the period from January 1, 2012 to December 4, 2012, and the period then ended, the Company did not meet the criteria of a significant subsidiary to JLLIPT and as a result, the financial statements for the period are unaudited.

2.     Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include purchase price allocations, the realizability of accounts and deferred rent receivable, useful lives of property for purposes of determining depreciation expense, and assessments as to whether there is impairment in the value of long-lived assets. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED) AND DECEMBER 31, 2011 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDING DECEMBER 31, 2011

Initial Investment
The Company used estimates of future cash flows and other valuation techniques to allocate the purchase price of the acquired property among land, building, and other identifiable asset and liability intangibles. The Company recorded land and building values using an as-if-vacant methodology. The Company recorded above-market and below-market in-place lease values for the acquired property based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) the Company’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The Company amortizes the capitalized above-market lease values as a reduction of minimum rents over the remaining noncancelable terms of the respective leases. The Company amortizes the capitalized below-market lease values as an increase to rental revenues over the term of the respective leases. Should a tenant terminate its lease prior to the contractual expiration, the unamortized portion of the above-market and below-market in-place lease value is immediately charged to rental revenues.

The Company measured the aggregate value of other intangible assets acquired based on the difference between (1) the property valued with existing in-place leases and (2) the property valued as if vacant. The Company’s estimates of value were made using methods similar to those used by independent appraisers, primarily discounted cash flow analysis. Factors considered by the Company in its analysis included an estimate of carrying costs during the hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. The Company also considered information obtained about the property as a result of the pre-reorganization due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, the Company included estimates of lost rentals during the expected lease-up periods depending on specific local market conditions and costs to execute similar leases including leasing commissions, legal, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. The Company amortizes the value of in-place leases to expense over the remaining initial terms of the respective leases, which generally range from 3 to 15 years.

The Company allocated the purchase price to acquired intangible assets, which included in-place lease intangibles and acquired above-market in-place lease intangibles. In-place lease intangibles and above-market intangibles were fully amortized as of December 4, 2012. The acquired intangible liabilities represent acquired below-market in-place leases which are reported net of accumulated amortization of $1,424,958 and at December 4, 2012 (unaudited) in the accompanying balance sheets.

Future amortization related to intangible liabilities as of December 4, 2012 (unaudited) is as follows:

Acquired Below-Market Leases

December 2012	$(10,382)
Year ending December 31, 2013	(116,693)
Year ending December 31, 2014	(28,516)
Total	$(155,591)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED) AND DECEMBER 31, 2011 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDING DECEMBER 31, 2011

Cash and Cash Equivalents
The Company maintains a portion of its cash in bank deposit accounts, which, at times, may exceed the federally insured limits. No losses have been experienced related to such accounts. The Company believes it places its cash with quality financial institutions and is not exposed to any significant concentration of credit risk. Cash equivalents include all cash and liquid investments with an initial maturity of three months or less.

Restricted Cash
Restricted cash consists of cash held to fund operating property insurance expenses and real estate taxes expenses, as required by the mortgage note agreement.

Investments in Real Estate
Investments in real estate are recorded at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized at cost and depreciated over their estimated useful life.

Depreciation of the building and improvements is provided by the straight-line method over the useful life of 40 years. Tenant improvements are recorded at cost and depreciated by the straight- line method over the lesser of lives of the related leases, ranging from 1 to 7 years, or over the estimated useful life of the improvements.

The Company reviews the Property for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, before interest, the Company would recognize an impairment loss equal to the difference between its carrying amount and its fair value. If an impairment was recognized, the reduced carrying amount of the asset would be accounted for as its new cost. For a depreciable asset, the new cost would be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using a discounted cash flow, direct capitalization or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the Property. As of December 4, 2012 (unaudited) and December 31, 2011 the Company was not aware of any events or changes in circumstances that indicate the carrying amount of the Property may not be recoverable.

Deferred Charges, Net
Deferred charges include deferred leasing commissions and deferred loan costs. Deferred leasing commissions are recorded at cost and amortized over the lives of the related leases. Deferred loan costs are recorded at cost and amortized on a basis which approximates the effective interest method over the term of the note payable. Accumulated amortization of deferred leasing commissions and deferred loan costs was $1,130,541 and $432,681, respectively, at December 4, 2012 (unaudited).

Revenue Recognition
Rental revenue is recognized using the straight-line method over the terms of the related lease agreements including free rent periods. Differences between rental revenue earned and the amount due under the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as prepaid rents. In addition, certain tenants are required to pay their pro rata share of the Property’s operating expenses and/or other expenses, and the Company recognizes such payments as tenant reimbursements revenue when earned. Tenants are billed for operating expenses in accordance with the related lease agreements.

Income Taxes

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED) AND DECEMBER 31, 2011 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDING DECEMBER 31, 2011

The Company is organized as a limited liability company and therefore is treated as a partnership for federal and state income tax purposes. The results of operations of the Company are included in the income tax returns of the members and, consequently, no provisions for income taxes have been made at the Company level.

Real Estate Taxes
The Company's real estate taxes are expensed as billed. In 2011, the taxing authority reduced the assessed value of the Property for 2009 and 2010 resulting in a combined real estate tax refund of $246,913. As a result of the change in real estate taxes, the Company performed a reconciliation of tenant reimbursements revenue for the affected periods which resulted in a refund due to tenants in the amount of $75,316. The tenant refund was recorded as a decrease to tenant reimbursements revenue during the year ended December 31, 2011.

Asset Retirement Obligation
Certain areas of the Property contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, the Company’s practice is to remediate the asbestos upon the renovation or redevelopment of the Property. Accordingly, the Company has determined that the Property meets the criteria for recording a liability and has recorded an asset retirement obligation aggregating $91,339 (unaudited) as of December 4, 2012 which is included in Other Liabilities in the accompanying balance sheets.

3.     Mortgage Note

On June 17, 2005, the Company entered into a mortgage note agreement (“Mortgage Note”) for
$56,000,000. The Mortgage Note is collateralized by the Property and all of its assets and bears interest at a fixed rate of 5.58%. The Mortgage Note matures on July 1, 2015. The Company was in compliance with all debt covenants under the Mortgage Note as of December 4, 2012 (unaudited).

Future minimum principal payments to be paid under the Mortgage Note extending past December 4, 2012, are as follows (unaudited):

December 2012	$69,072
Year ending December 31, 2013	854,364
Year ending December 31, 2014	903,276
Year ending December 31, 2015	52,303,409
Total	$54,130,121

4.     Future Minimum Lease Payments

Future minimum lease payments to be received under noncancelable operating leases extending past December 4, 2012 (unaudited), are as follows:

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED) AND DECEMBER 31, 2011 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED) AND YEAR ENDING DECEMBER 31, 2011

Year Ending December 31,
2013	$9,295,812
2014	7,920,678
2015	6,254,193
2016	3,671,201
2017 and thereafter	5,881,338
Total	$33,023,222

The Property was 95% (unaudited) leased and occupied by 23 tenants at December 4, 2012, six of whom accounted for approximately 56% of the total rental revenue.

5.     Related-Party Transactions

Ellis Partners LLC (“EPL”), an affiliate of EPI, has been retained as the asset manager for the Company. The asset management fee is payable in two components, the first of which is paid in equal monthly installments and the second, a deferred component, is equal to $100,000 and is earned in equal monthly installments and payable after the members have earned a cumulative 9% preferred return. The monthly asset management fee is $24,151. Asset management fees of $265,664 (unaudited) and $289,819 were earned during the period from January 1, 2012 through December 4, 2012, and the year ended December 31, 2011 and are included in general and administrative expense in the accompanying statements of operations. The Company had asset management fees payable of $307,481 (unaudited) at December 4, 2012.

Jones Lang LaSalle Americas, Inc. ("JLL"), an affiliate of ELPF/111 Sutter Holdings, LLC, provides lease brokerage services to the Company. As provided for in the listing agreement, the Company pays JLL commissions based on the square footage and duration of new leases, excluding lease renewals. Leasing commissions of $370,868 (unaudited) and $266,642 were paid to JLL for the period ended December 4, 2012 and year December 31, 2011, respectively, and were capitalized as deferred charges on the accompanying balance sheets. There were no accrued leasing commissions due to JLL as of December 4, 2012 and December 31, 2011.

6.     Commitments and Contingencies

Litigation
In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of the Property. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the financial position, results of operations, or cash flows of the Company.

7.     Subsequent Events (Unaudited)

The Company has evaluated subsequent events through August 26, 2013, which is also the date the financial statements were issued. On March 27, 2013, the Company entered into a modification agreement with the existing lender on the Mortgage Note. The modification extended the maturity date by eight years from July 2015 to April 2023, provides for interest-only payments for the first four years of the new term and reduces the fixed-rate interest from 5.58% to 4.50%.